UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February 2024

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-273681) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 5, 2024

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Toshinao Endo
Name:	Toshinao Endo
Title:	Managing Director, Head of Documentation & Corporate Secretary Department,
Corporate Administration Division

Consolidated Summary Report

<under Japanese GAAP>

for the nine months ended December 31, 2023

February 5, 2024

Company name:	Mitsubishi UFJ Financial Group, Inc.
Stock exchange listings:	Tokyo, Nagoya, New York
Code number:	8306
URL	https://www.mufg.jp/
Representative:	Hironori Kamezawa, President & Group CEO
For inquiry:	Masahisa Takahashi, Managing Director, Head of Financial Accounting and Reporting, Financial Accounting Office, Financial Planning Division
TEL +81-50-3613-1179
Quarterly securities report issuing date:	February 14, 2024
Dividend payment date:	-
Trading accounts:	Established
Supplemental information for quarterly financial statements:	Available
Quarterly investor meeting presentation:	None

(Amounts of less than one million yen are rounded down.)

1. Consolidated Financial Data for the Nine Months ended December 31, 2023

(1)	Results of Operations

	(% represents the change from the same period in the previous fiscal year)
	Ordinary Income		Ordinary Profits		Profits Attributable to Owners of Parent
	million yen	%	million yen	%	million yen	%
For the nine months ended
December 31, 2023	8,507,676	25.2	1,801,867	112.3	1,297,916	278.2
December 31, 2022	6,793,767	55.7	848,932	(39.1)	343,175	(67.9)

(*)	Comprehensive income

        December 31, 2023: 2,368,560 million yen,  416.2%;  December 31, 2022: 458,855 million yen,  (66.1)%

	Basic earnings per share	Diluted earnings per share
	yen	yen
For the nine months ended
December 31, 2023	108.04	107.78
December 31, 2022	27.69	27.42

(2)	Financial Conditions

	Total Assets	Total Net Assets	Equity-to-asset ratio (*)
	million yen	million yen	%
As of
December 31, 2023	397,056,956	19,994,928	4.8
March 31, 2023	386,799,477	18,272,857	4.5

(Reference) Shareholders’ equity as of  December 31, 2023: 18,888,090 million yen; March 31, 2023: 17,231,291 million yen

(*)	“Equity-to-asset ratio” is computed under the formula shown below
(Total net assets - Non-controlling interests) / Total assets

2. Dividends on Common Stock

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen
For the fiscal year
ended March 31, 2023	—	16.00	—	16.00	32.00
ending March 31, 2024	—	20.50	—
ending March 31, 2024 (Forecast)				20.50	41.00

(*)	Revision of forecasts for dividends on the presentation date of this Consolidated Summary Report: None

3. Earnings Target for the Fiscal Year ending March 31, 2024 (Consolidated)

MUFG has the target of 1,300.0 billion yen of profits attributable to owners of parent for the fiscal year ending March 31, 2024. (There is no change to our earnings target released on May 15, 2023.)

MUFG is engaged in financial service businesses such as banking business, trust banking business, securities business and credit card/loan businesses. Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG discloses a target of its profits attributable to owners of parent instead of a forecast of its performance.

ø Notes

(1)	Changes in significant subsidiaries during the period: No

(2)	Adoption of any particular accounting methods for quarterly consolidated financial statements: No

(3)	Changes in accounting policies, changes in accounting estimates and restatements

(A) Changes in accounting policies due to revision of accounting standards: No

(B) Changes in accounting policies due to reasons other than (A): No

(C) Changes in accounting estimates: No

(D) Restatements: No

(4)	Number of common stocks outstanding at the end of the period

(A) Total stocks outstanding including treasury stocks:	December 31, 2023	12,337,710,920 shares
	March 31, 2023	12,687,710,920 shares
(B) Treasury stocks:	December 31, 2023	457,337,373 shares
	March 31, 2023	664,065,483 shares
(C) Average outstanding of total stocks:	Nine months ended December 31, 2023	12,013,210,809 shares
	Nine months ended December 31, 2022	12,392,140,124 shares

ø This “Consolidated Summary Report” (Quarterly “Tanshin”) is outside the scope of the external auditor’s quarterly review procedure.

ø Notes for using forecasted information etc.

1.

This financial summary report contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, due to various risks and uncertainties, the statements and assumptions are inherently not guarantees of future performance, may be considered differently from alternative perspectives and may result in material differences from the actual result. For the main factors that may affect the current forecasts, please see Consolidated Summary Report, Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that the company has announced.

2.

The financial information included in this financial summary report is prepared and presented in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). Differences exist between Japanese GAAP and the accounting principles generally accepted in the United States (“U.S. GAAP”) in certain material respects. Such differences have resulted in the past, and are expected to continue to result for this period and future periods, in amounts for certain financial statement line items under U.S. GAAP to differ significantly from the amounts under Japanese GAAP. For example, differences in consolidation basis or accounting for business combinations, including but not limited to amortization and impairment of goodwill, could result in significant differences in our reported financial results between Japanese GAAP and U.S. GAAP. Readers should consult their own professional advisors for an understanding of the differences between Japanese GAAP and U.S. GAAP and how those differences might affect our reported financial results. To date, we have published U.S. GAAP financial results only on a semiannual and annual basis, and currently do not expect to publish U.S. GAAP financial results for the period reported in this financial summary report.

Mitsubishi UFJ Financial Group, Inc.

(Appendix)

Contents of Appendix

1. Consolidated Financial Statements and Notes	2
(1) Consolidated Balance Sheets	2
(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	4
(3) Notes on Going-Concern Assumption	6
(4) Notes for Material Changes in Shareholders’ Equity	6
(5) Changes in Presentation of Financial Information	6
(6) Additional Information	7

Supplemental Information:

“Selected Financial Information under Japanese GAAP For the Nine Months Ended December 31, 2023”

1

Mitsubishi UFJ Financial Group, Inc.

1. Consolidated Financial Statements and Notes

(1) Consolidated Balance Sheets

(in millions of yen)	As of March 31, 2023	As of December 31, 2023
Assets:
Cash and due from banks	113,630,172	106,403,021
Call loans and bills bought	618,223	1,741,542
Receivables under resale agreements	14,000,846	18,755,039
Receivables under securities borrowing transactions	4,549,792	4,071,865
Monetary claims bought	7,325,185	8,072,494
Trading assets	18,013,184	24,209,756
Money held in trust	1,287,020	1,287,010
Securities	86,746,900	84,005,495
Loans and bills discounted	109,146,272	114,159,902
Foreign exchanges	2,300,198	2,048,384
Other assets	15,195,896	17,330,986
Tangible fixed assets	1,220,172	1,220,594
Intangible fixed assets	1,358,124	1,504,758
Net defined benefit assets	1,325,434	1,387,833
Deferred tax assets	322,021	223,972
Customers’ liabilities for acceptances and guarantees	11,005,758	12,032,953
Allowance for credit losses	(1,245,727)	(1,398,655)

Total assets	386,799,477	397,056,956

Liabilities:
Deposits	213,609,501	216,257,583
Negotiable certificates of deposit	13,632,559	16,896,348
Call money and bills sold	3,449,234	2,919,585
Payables under repurchase agreements	39,982,955	37,741,908
Payables under securities lending transactions	1,171,947	999,961
Commercial papers	2,220,723	3,384,552
Trading liabilities	14,716,820	17,397,115
Borrowed money	24,856,340	24,850,609
Foreign exchanges	2,570,412	2,564,477
Short-term bonds payable	1,047,499	1,169,983
Bonds payable	15,708,720	16,315,321
Due to trust accounts	11,689,414	10,171,787
Other liabilities	12,132,972	13,681,899
Reserve for bonuses	196,850	149,762
Reserve for bonuses to directors	3,639	2,201
Reserve for stocks payment	9,304	9,989
Net defined benefit liabilities	86,445	96,215
Reserve for retirement benefits to directors	830	777
Reserve for loyalty award credits	17,962	19,288
Reserve for contingent losses	164,891	137,456
Reserves under special laws	4,659	5,162
Deferred tax liabilities	157,651	170,206
Deferred tax liabilities for land revaluation	89,525	86,880
Acceptances and guarantees	11,005,758	12,032,953

Total liabilities	368,526,620	377,062,027

2

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2023	As of December 31, 2023
Net assets:
Capital stock	2,141,513	2,141,513
Capital surplus	349,661	83,412
Retained earnings	12,739,228	13,598,478
Treasury stock	(481,091)	(395,045)

Total shareholders’ equity	14,749,310	15,428,358

Net unrealized gains (losses) on available-for-sale securities	800,955	1,196,873
Net deferred gains (losses) on hedging instruments	(387,079)	(590,192)
Land revaluation excess	135,526	134,231
Foreign currency translation adjustments	1,792,840	2,644,397
Remeasurements of defined benefit plans	140,485	116,671
Debt value adjustments of foreign subsidiaries and affiliates	(747)	(42,248)

Total accumulated other comprehensive income	2,481,980	3,459,732

Non-controlling interests	1,041,565	1,106,838

Total net assets	18,272,857	19,994,928

Total liabilities and net assets	386,799,477	397,056,956

3

Mitsubishi UFJ Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

(in millions of yen)	For the nine months ended December 31, 2022	For the nine months ended December 31, 2023
Ordinary income	6,793,767	8,507,676
Interest income	3,777,403	5,344,025
Interest on loans and bills discounted	1,962,953	2,867,982
Interest and dividends on securities	1,152,253	978,341
Trust fees	107,390	102,167
Fees and commissions	1,384,135	1,453,913
Trading income	411,522	321,122
Other operating income	376,637	520,845
Other ordinary income	736,678	765,601
Ordinary expenses	5,944,835	6,705,809
Interest expenses	1,445,092	3,544,271
Interest on deposits	531,575	1,365,975
Fees and commissions	243,550	270,981
Trading expenses	19,077	—
Other operating expenses	1,310,837	307,919
General and administrative expenses	2,206,193	2,123,572
Other ordinary expenses	720,083	459,065

Ordinary profits	848,932	1,801,867

Extraordinary gains	10,097	17,172
Gains on disposition of fixed assets	10,097	17,055
Gains on change in equity	—	117
Extraordinary losses	74,664	58,326
Losses on disposition of fixed assets	9,837	9,727
Losses on impairment of fixed assets	11,709	26,037
Provision for reserve for contingent liabilities from financial instruments transactions	3	503
Losses on change in equity	23,711	22,058
Losses on sales of shares of affiliates	29,401	—

Profits before income taxes	784,365	1,760,712

Income taxes-current	324,093	351,264
Income taxes-deferred	57,430	55,946

Total taxes	381,524	407,210

Profits	402,841	1,353,501

Profits attributable to non-controlling interests	59,665	55,585

Profits attributable to owners of parent	343,175	1,297,916

4

Mitsubishi UFJ Financial Group, Inc.

Consolidated Statements of Comprehensive Income

(in millions of yen)	For the nine months ended December 31, 2022	For the nine months ended December 31, 2023
Profits	402,841	1,353,501
Other comprehensive income
Net unrealized gains (losses) on available-for-sale securities	(1,101,118)	366,709
Net deferred gains (losses) on hedging instruments	(489,208)	(203,233)
Foreign currency translation adjustments	1,101,845	649,146
Remeasurements of defined benefit plans	(28,379)	(21,193)
Share of other comprehensive income of associates accounted for using equity method	572,874	223,630

Total other comprehensive income	56,014	1,015,058

Comprehensive income	458,855	2,368,560

(Comprehensive income attributable to)
Comprehensive income attributable to owners of parent	359,186	2,276,962
Comprehensive income attributable to non-controlling interests	99,669	91,597

5

Mitsubishi UFJ Financial Group, Inc.

(3) Notes on Going-Concern Assumption

None.

(4) Notes for Material Changes in Shareholders’ Equity

None.

(5) Changes in Presentation of Financial Information

“Refund of income taxes”, which was previously presented separately from “Income taxes” on a disaggregated basis for the nine months ended December 31, 2022, is included in “Income taxes” on a net basis from the nine months ended December 31, 2023 due to the decreased significance in the recorded amount. In order to reflect this change in presentation, the consolidated financial statements for the nine months ended December 31, 2022 have been reclassified.

As a result, “Income taxes” of ¥373,662 million and “Refund of income taxes” of ¥(49,569) million previously presented in the consolidated statement of income for the nine months ended December 31, 2022 have been aggregated on a net basis and reclassified into “Income taxes” of ¥324,093 million.

6

Mitsubishi UFJ Financial Group, Inc.

(6) Additional Information

(Information relevant to an understanding by readers of the consolidated financial statements regarding the calculation of allowance for credit losses)

The process of calculating allowance for credit losses in our principal consolidated domestic banking subsidiaries involves various estimates such as determination of counterparty credit ratings which are based on evaluation and classification of counterparties’ debt-service capacity, assessment of the value of collateral provided by borrowers, and adjustments for future loss projections and other factors to the loss rates calculated based on historical credit loss experience.

Among these, internal credit ratings are assigned to counterparties based on qualitative factors such as the current and expected future business environment of the industry to which they belong as well as their management and funding risks in addition to quantitative financial evaluations through an analysis of their financial results. In particular, determination of internal credit ratings for some counterparties may be highly dependent on our assessment of the prospects of improvements in their operating results and their ability to continue as going concerns.

When calculating allowance for credit losses, MUFG Bank, Ltd., our principal consolidated domestic banking subsidiary, determines expected loss rates primarily by calculating a rate of loss based on a historical average of the credit loss rate or a historical average of the default probability derived from actual credit loss experience or actual bankruptcy experience and making necessary adjustments based on future projections and other factors. The subsidiary makes such adjustments based on future loss projections and other factors to loss rates calculated based on historical loss experience, when and to the extent such adjustments are deemed appropriate, by taking into account additional expected losses that are not reflected in such loss rates calculated based on historical loss experience and other factors, especially in light of the Russia-Ukraine situation. The amount of impact of these adjustments was ¥42,491 million as of December 31, 2023 (¥69,569 million as of March 31, 2023).

Given that actual loss information after the expansion of COVID-19 has been accumulated and the impact of COVID-19 is reflected in the loss rates calculated based on historical loss experience, starting in the semi-annual reporting period ended September 30, 2023, no adjustment is made based on future projections that take into account the rate of increase in the credit loss rate or the default probability in a recent period.

In addition, certain overseas subsidiaries which apply Generally Accepted Accounting Principles in the United States (“U.S. GAAP”) have adopted Accounting Standards Codification Topic 326, “Financial Instruments—Credit losses,” provide for allowance for credit losses by estimating credit losses currently expected for the remaining term of the relevant contracts. Expected credit losses are calculated using a quantitative model that reflects economic forecast scenarios based on macroeconomic variables. The calculation process includes determination of macroeconomic variables used in multiple economic forecast scenarios and the weightings applied to each economic forecast scenario. Expected credit losses are adjusted for qualitative factors to compensate for expected credit losses that are not reflected in a quantitative model.

7

Mitsubishi UFJ Financial Group, Inc.

Significant assumptions used in our calculation of allowance for credit losses, including those described above, are subject to uncertainty. In particular, some counterparties’ prospects of improvements in their operating results and expectations as to their ability to continue as going concerns, and adjustments to the rate of loss calculated based on actual experience for future projections and other factors, as well as determination of the macroeconomic variables used in, and the weightings applied to, multiple economic forecast scenarios, and adjustments thereto for qualitative factors, by certain subsidiaries which apply U.S. GAAP, are based on estimation relating to factors with respect to which objective data are not readily available such as changes in the economic environment, commodity prices, monetary policy and geopolitical situation in each country.

In particular, the outlook relating to the Russia-Ukraine situation remains subject to significant uncertainty. Accordingly, we make certain assumptions, including that the current Russia-Ukraine situation will remain for some time. The recorded allowance for credit losses represents our best estimation made in a manner designed to ensure objectivity and rationality.

For the nine-month period ended December 31, 2023, the assumptions for making estimates relating to allowance for credit losses remained substantially unchanged because the observable changes subsequent to the end of the previous fiscal year in the factors and circumstances underlying the outlook relating to the Russia-Ukraine situation were not sufficiently significant to cause such change in the assumptions. However, these assumptions are highly uncertain, and significant additional provision for credit losses may be recognized for the fiscal year ending March 31, 2024, and subsequent reporting periods due to these and other factors and circumstances affecting the financial performance of counterparties or the economic environment.

(Provisional closing of accounts of a significant equity-method affiliate)

Morgan Stanley, a significant equity-method affiliate of MUFG, closes its financial accounts based on a fiscal year-end of December 31 and, previously, the equity method of accounting was applied to Morgan Stanley’s consolidated financial statements as of the end of Morgan Stanley’s quarterly reporting period. However, from the perspective of providing financial information in a more timely manner, MUFG has decided to make modifications so that, effective from the nine months ended December 31, 2023, the equity method of accounting will be applied to Morgan Stanley based on a provisional closing of accounts to be implemented as of December 31, which is the end of MUFG’s quarterly reporting period.

Accordingly, for the nine months ended December 31, 2023, the equity method of accounting have been applied to Morgan Stanley’s consolidated financial statements for the twelve-month period from January 1, 2023 to December 31, 2023 based on a provisional closing of accounts, and the impact of implementation of such provisional closing of accounts has been reflected in MUFG’s consolidated financial statements for the nine months ended December 31, 2023.

For the period from January 1, 2023 to March 31, 2023, equity in earnings of the equity method investees related to Morgan Stanley is 99,295 million, losses on change in equity related to Morgan Stanley is 22,058 million, and share of other comprehensive income of associates accounted for using equity method related to Morgan Stanley included in other comprehensive income is 204,599 million.

8

Selected Financial Information

under Japanese GAAP

For the Nine Months Ended December 31, 2023

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc.

[Contents]

1. Financial Results	[ MUFG Consolidated ]*1[ BK and TB Combined ]*2*3*4 [ BK Non-consolidated ][ TB Non-consolidated ]	1

2. Loans to Be Disclosed under the Banking Act and the Financial Reconstruction Act (the “FRA”)	[ MUFG Consolidated ] [ BK and TB Combined including Trust Account ] [ BK Non-consolidated ][ TB Non-consolidated ] [ TB Non-consolidated : Trust Account ]	5

3. Securities	[ MUFG Consolidated ] [ BK Non-consolidated ][ TB Non-consolidated ]	6

4. ROE	[ MUFG Consolidated ]	9

5. Average Interest Rate Spread	[ BK and TB Combined ] [ BK Non-consolidated ][ TB Non-consolidated ]	10

6. Loans and Deposits	[ BK and TB Combined ] [ BK Non-consolidated ][ TB Non-consolidated ]	11

7. Statements of Trust Assets and Liabilities	[ TB Non-consolidated ]	12

(*1)	“MUFG” means Mitsubishi UFJ Financial Group, Inc.
(*2)	“BK” means MUFG Bank, Ltd.
(*3)	“TB” means Mitsubishi UFJ Trust and Banking Corporation.
(*4)	“BK and TB Combined” means simple sum of “BK” and “TB” without consolidation processes.

Mitsubishi UFJ Financial Group, Inc.

1. Financial Results

MUFG Consolidated

	(in millions of yen)
	For the nine months ended		Increase (Decrease) (A) - (B)
	December 31, 2023 (A)	December 31, 2022 (B)
Gross profits	3,619,126	3,579,828	39,298
Gross profits before credit costs for trust accounts	3,619,126	3,579,828	39,297
Net interest income	1,799,977	2,313,738	(513,760)
Trust fees	102,167	107,390	(5,222)
Credit costs for trust accounts (1)	0	—	0
Net fees and commissions	1,182,932	1,140,584	42,348
Net trading profits	321,122	392,691	(71,569)
Net other operating profits	212,926	(374,575)	587,502
Net gains (losses) on debt securities	(197,028)	(572,392)	375,364
General and administrative expenses	2,098,861	2,198,305	(99,443)
Amortization of goodwill	15,688	15,637	50
Net operating profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	1,535,953	1,397,161	138,792
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	1,520,264	1,381,523	138,741
Provision for general allowance for credit losses (2)	(96,322)	78,461	(174,783)
Net operating profits*1	1,423,942	1,459,984	(36,041)
Net non-recurring gains (losses)	377,924	(611,052)	988,976
Credit costs (3)	(242,720)	(660,826)	418,105
Losses on loan write-offs*2	(119,478)	(546,999)	427,520
Provision for specific allowance for credit losses	(116,192)	(118,502)	2,310
Other credit costs	(7,049)	4,675	(11,725)
Reversal of allowance for credit losses (4)	—	—	—
Reversal of reserve for contingent losses included in credit costs (5)	—	23,208	(23,208)
Gains on loans written-off (6)	75,426	74,641	784
Net gains (losses) on equity securities	227,456	203,113	24,343
Gains on sales of equity securities	245,665	237,258	8,406
Losses on sales of equity securities	(12,558)	(21,183)	8,624
Losses on write-down of equity securities	(5,650)	(12,962)	7,311
Equity in earnings of equity method investees	361,891	357,673	4,217
Other non-recurring gains (losses)*2	(44,128)	(608,862)	564,733

Ordinary profits	1,801,867	848,932	952,934

Net extraordinary gains (losses)	(41,154)	(64,566)	23,412
Net gains (losses) on disposition of fixed assets	7,327	259	7,067
Losses on impairment of fixed assets	(26,037)	(11,709)	(14,328)
Net gains (losses) on change in equity	(21,941)	(23,711)	1,770
Losses on sales of shares of affiliates	—	(29,401)	29,401
Profits before income taxes	1,760,712	784,365	976,346
Income taxes-current	351,264	324,093	27,171
Income taxes-deferred	55,946	57,430	(1,484)
Total taxes	407,210	381,524	25,686
Profits	1,353,501	402,841	950,660
Profits attributable to non-controlling interests	55,585	59,665	(4,080)

Profits attributable to owners of parent	1,297,916	343,175	954,740

Note:

*1.  Net operating profits = Banking subsidiaries’ net operating profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

*2.  In connection with the planned sale of the shares in MUFG Union Bank, N.A., an aggregate of ¥1,044,886 million of losses were recognized for the nine months ended December 31, 2022, primarily in accordance with Accounting Standards Codification (“ASC”) Topic 326, “Financial Instruments—Credit losses,” and ASC Topic 310, “Receivables.” These losses consist mainly of ¥594,782 million of valuation losses related to securities held for sale, which are included in Other non-recurring gains (losses), and ¥449,547 million of valuation losses related to loans held for sale, which are included in Losses on loan write-offs.

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(263,616)	(484,515)	220,899

Mitsubishi UFJ Financial Group, Inc.

BK and TB Combined

	(in millions of yen)
	For the nine months ended		Increase (Decrease) (A) - (B)
	December 31, 2023 (A)	December 31, 2022 (B)
Gross profits	2,059,732	1,756,589	303,143
Gross profits before credit costs for trust accounts	2,059,731	1,756,589	303,142
Net interest income	1,209,140	1,482,251	(273,110)
Trust fees	88,419	83,944	4,474
Credit costs for trust accounts (1)	0	—	0
Net fees and commissions	532,346	426,543	105,802
Net trading profits	51,796	(16,618)	68,415
Net other operating profits	178,028	(219,532)	397,560
Net gains (losses) on debt securities	(196,066)	(571,159)	375,092
General and administrative expenses	1,104,063	984,733	119,329
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	955,668	771,855	183,812
Provision for general allowance for credit losses (2)	(80,608)	—	(80,608)
Net operating profits	875,060	771,855	103,204
Net non-recurring gains (losses)	203,048	386,573	(183,525)
Credit costs (3)	(25,868)	(10,627)	(15,240)
Reversal of allowance for credit losses (4)	—	72,026	(72,026)
Reversal of reserve for contingent losses included in credit costs (5)	—	22,312	(22,312)
Gains on loans written-off (6)	18,428	14,679	3,748
Net gains (losses) on equity securities	220,445	202,037	18,408
Gains on sales of equity securities	239,401	230,158	9,243
Losses on sales of equity securities	(14,410)	(21,051)	6,640
Losses on write-down of equity securities	(4,545)	(7,069)	2,524
Other non-recurring gains (losses)	(9,957)	86,144	(96,102)

Ordinary profits	1,078,108	1,158,429	(80,321)

Net extraordinary gains (losses)	(3,917)	(1,643)	(2,273)
Income before income taxes	1,074,190	1,156,785	(82,595)
Income taxes-current	257,089	218,212	38,876
Income taxes-deferred	(25,429)	82,732	(108,161)
Total taxes	231,660	300,945	(69,284)

Net income	842,530	855,840	(13,310)

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(88,048)	98,391	(186,439)
Credit costs for trust accounts	0	—	0
Provision for general allowance for credit losses	(80,608)	85,812	(166,421)
Provision for special allowance for credit losses	(3,371)	(19,557)	16,185
Allowance for credit to specific foreign borrowers	10,619	5,771	4,847
Losses on loans write-offs	(14,400)	(7,028)	(7,372)
Provision for contingent losses included in credit costs	(11,790)	22,260	(34,051)
Gains on loans written-off	18,428	14,679	3,748
Losses on sales of other loans, etc.	(6,924)	(3,547)	(3,377)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities	1,151,735	1,343,015	(191,280)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	1,048,134	802,518	245,615

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

	(in millions of yen)
	For the nine months ended		Increase (Decrease) (A) - (B)
	December 31, 2023 (A)	December 31, 2022 (B)
Gross profits	1,840,167	1,474,911	365,255
Net interest income	1,113,447	1,119,468	(6,021)
Net fees and commissions	463,398	355,299	108,099
Net trading profits	78,315	54,642	23,673
Net other operating profits	185,005	(54,498)	239,504
Net gains (losses) on debt securities	(159,368)	(328,855)	169,487
General and administrative expenses	946,431	838,585	107,846
Amortization of goodwill	2,755	1,526	1,228
Net operating profits before provision for general allowance for credit losses and amortization of goodwill	896,491	637,853	258,638
Net operating profits before provision for general allowance for credit losses	893,735	636,326	257,409
Provision for general allowance for credit losses (1)	(80,392)	—	(80,392)
Net operating profits	813,342	636,326	177,016
Net non-recurring gains (losses)	173,513	350,466	(176,952)
Credit costs (2)	(25,804)	(10,575)	(15,228)
Reversal of allowance for credit losses (3)	—	71,913	(71,913)
Reversal of reserve for contingent losses included in credit costs (4)	—	22,312	(22,312)
Gains on loans written-off (5)	18,428	14,679	3,748
Net gains (losses) on equity securities	176,145	165,465	10,679
Gains on sales of equity securities	191,076	190,217	859
Losses on sales of equity securities	(12,394)	(19,285)	6,890
Losses on write-down of equity securities	(2,536)	(5,466)	2,930
Other non-recurring gains (losses)	4,744	86,670	(81,925)

Ordinary profits	986,856	986,792	64

Net extraordinary gains (losses)	(604)	674	(1,279)
Income before income taxes	986,251	987,466	(1,215)
Income taxes-current	234,790	183,685	51,104
Income taxes-deferred	(25,177)	74,840	(100,017)
Total taxes	209,612	258,525	(48,912)

Net income	776,638	728,941	47,697

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	(87,769)	98,329	(186,099)
Provision for general allowance for credit losses	(80,392)	85,699	(166,092)
Provision for special allowance for credit losses	(3,371)	(19,557)	16,185
Allowance for credit to specific foreign borrowers	10,619	5,771	4,847
Losses on loans write-off	(14,399)	(7,028)	(7,371)
Provision for contingent losses included in credit costs	(11,727)	22,312	(34,039)
Gains on loans written-off	18,428	14,679	3,748
Losses on sales of other loans, etc.	(6,924)	(3,547)	(3,377)
Net operating profits before provision for general allowance for credit losses, excluding net gains (losses) on debt securities	1,053,103	965,182	87,921
Net operating profits before provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	1,023,868	680,793	343,074

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

	(in millions of yen)
	For the nine months ended		Increase (Decrease) (A) - (B)
	December 31, 2023 (A)	December 31, 2022 (B)
Gross profits	219,564	281,677	(62,112)
Gross profits before credit costs for trust accounts	219,564	281,677	(62,112)
Trust fees	88,419	83,944	4,474
Credit costs for trust accounts (1)	0	—	0
Net interest income	95,693	362,782	(267,089)
Net fees and commissions	68,947	71,244	(2,296)
Net trading profits	(26,518)	(71,261)	44,742
Net other operating profits	(6,977)	(165,033)	158,055
Net gains (losses) on debt securities	(36,698)	(242,303)	205,605
General and administrative expenses	157,631	146,147	11,483
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	61,933	135,529	(73,596)
Provision for general allowance for credit losses (2)	(216)	—	(216)
Net operating profits	61,717	135,529	(73,812)
Net non-recurring gains (losses)	29,534	36,107	(6,572)
Credit costs (3)	(63)	(51)	(11)
Reversal of allowance for credit losses (4)	—	112	(112)
Reversal of reserve for contingent losses included in credit costs (5)	—	—	—
Gains on loans written-off (6)	0	0	0
Net gains (losses) on equity securities	44,300	36,571	7,728
Gains on sales of equity securities	48,324	39,940	8,383
Losses on sales of equity securities	(2,015)	(1,765)	(249)
Losses on write-down of equity securities	(2,008)	(1,603)	(405)
Other non-recurring gains (losses)	(14,702)	(525)	(14,176)

Ordinary profits	91,251	171,637	(80,385)

Net extraordinary gains (losses)	(3,312)	(2,317)	(994)
Income before income taxes	87,939	169,319	(81,380)
Income taxes-current	22,299	34,527	(12,227)
Income taxes-deferred	(251)	7,891	(8,143)
Total taxes	22,047	42,419	(20,371)

Net income	65,891	126,899	(61,008)

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(279)	61	(340)
Credit costs for trust accounts	0	—	0
Provision for general allowance for credit losses	(216)	113	(329)
Provision for special allowance for credit losses	0	(0)	0
Allowance for credit to specific foreign borrowers	—	—	—
Losses on loans write-offs	(1)	(0)	(0)
Provision for contingent losses included in credit costs	(62)	(51)	(11)
Gains on loans written-off	0	0	0
Losses on sales of other loans, etc.	—	—	—
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities	98,631	377,833	(279,202)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	24,265	121,724	(97,459)

Mitsubishi UFJ Financial Group, Inc.

2. Loans to Be Disclosed under the Banking Act and the Financial Reconstruction Act (the “FRA”)

MUFG Consolidated

(after write-offs)

	(in millions of yen)
	As of December 31, 2023	As of March 31, 2023
Bankrupt or De facto Bankrupt	242,046	198,312
Doubtful	735,281	746,207
Special Attention	619,714	618,892
Accruing loans contractually past due 3 months or more	26,537	23,679
Restructured loans	593,177	595,212
Subtotal (A)	1,597,042	1,563,411

Normal(B)	127,623,494	121,766,210
Total loans (C=A+B)	129,220,536	123,329,622

Non-performing loans ratio (A)/(C)	1.23%	1.26%

BK and TB Combined including Trust Account

(after write-offs)

	(in millions of yen)
	As of December 31, 2023	As of March 31, 2023
Bankrupt or De facto Bankrupt	83,295	74,448
Doubtful	503,507	546,567
Special Attention	465,457	464,199
Accruing loans contractually past due 3 months or more	18,871	17,167
Restructured loans	446,585	447,032
Subtotal (A)	1,052,259	1,085,215

Normal(B)	114,162,631	109,665,679
Total loans (C=A+B)	115,214,891	110,750,895

Non-performing loans ratio (A)/(C)	0.91%	0.97%

BK Non-consolidated

(after write-offs)

	(in millions of yen)
	As of December 31, 2023	As of March 31, 2023
Bankrupt or De facto Bankrupt	83,156	74,313
Doubtful	501,438	544,648
Special Attention	465,457	464,199
Accruing loans contractually past due 3 months or more	18,871	17,167
Restructured loans	446,585	447,032
Subtotal (A)	1,050,053	1,083,162

Normal(B)	111,505,739	107,103,161
Total loans (C=A+B)	112,555,792	108,186,323

Non-performing loans ratio (A)/(C)	0.93%	1.00%

TB Non-consolidated

(after write-offs)

	(in millions of yen)
	As of December 31, 2023	As of March 31, 2023
Bankrupt or De facto Bankrupt	138	134
Doubtful	2,068	1,919
Special Attention	—	—
Accruing loans contractually past due 3 months or more	—	—
Restructured loans	—	—
Subtotal (A)	2,206	2,053

Normal(B)	2,653,611	2,558,578
Total loans (C=A+B)	2,655,818	2,560,632

Non-performing loans ratio (A)/(C)	0.08%	0.08%

TB Non-consolidated: Trust Account

(after write-offs)

(in millions of yen)
	As of December 31, 2023	As of March 31, 2023
Bankrupt or De facto Bankrupt	—	—
Doubtful	—	—
Special Attention	—	—
Accruing loans contractually past due 3 months or more	—	—
Restructured loans	—	—
Subtotal (A)	—	—

Normal(B)	3,280	3,939
Total loans (C=A+B)	3,280	3,939

Non-performing loans ratio (A)/(C)	—	—

Mitsubishi UFJ Financial Group, Inc.

3. Securities

MUFG Consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, securitized products in “Monetary claims bought” and others in addition to “Securities”.

	(in millions of yen)
	As of December 31, 2023		As of March 31, 2023
	Amount on consolidated balance sheet	Unrealized gains (losses)	Amount on consolidated balance sheet	Unrealized gains (losses)
Debt securities being held to maturity	24,929,902	(169,422)	21,520,080	(133,925)

	(in millions of yen)
	As of December 31, 2023		As of March 31, 2023
	Amount on consolidated balance sheet	Unrealized gains (losses)	Amount on consolidated balance sheet	Unrealized gains (losses)
Available-for-sale securities	59,120,762	2,064,965	65,121,075	1,420,165
Domestic equity securities	4,672,177	3,220,952	4,271,923	2,720,728
Domestic bonds	24,728,133	(127,295)	29,751,905	(120,020)
Other	29,720,451	(1,028,692)	31,097,247	(1,180,541)
Foreign equity securities	665,513	2,234	408,377	(65,604)
Foreign bonds	19,691,732	(947,382)	21,710,161	(1,116,208)
Other	9,363,205	(83,544)	8,978,707	1,271

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, securitized products in “Monetary claims bought” and others in addition to “Securities”.

	(in millions of yen)
	As of December 31, 2023		As of March 31, 2023
	Amount on balance sheet	Unrealized gains (losses)	Amount on balance sheet	Unrealized gains (losses)
Debt securities being held to maturity	22,387,204	(143,512)	19,047,385	(78,497)
Stocks of subsidiaries and affiliates	610,147	491,575	610,147	482,330

	(in millions of yen)
	As of December 31, 2023		As of March 31, 2023
	Amount on balance sheet	Unrealized gains (losses)	Amount on balance sheet	Unrealized gains (losses)
Available-for-sale securities	43,769,551	1,900,263	50,631,570	1,276,158
Domestic equity securities	3,936,926	2,667,596	3,566,081	2,212,225
Domestic bonds	22,996,318	(74,396)	28,013,980	(79,159)
Other	16,836,306	(692,936)	19,051,508	(856,907)
Foreign equity securities	621,407	(7,985)	367,745	(73,953)
Foreign bonds	9,837,200	(556,514)	12,565,104	(672,998)
Other	6,377,698	(128,435)	6,118,658	(109,954)

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

The tables include securitized products in “Monetary claims bought” in addition to “Securities”.

	(in millions of yen)
	As of December 31, 2023		As of March 31, 2023
	Amount on balance sheet	Unrealized gains (losses)	Amount on balance sheet	Unrealized gains (losses)
Debt securities being held to maturity	2,542,697	(25,909)	2,472,695	(55,428)
Stocks of subsidiaries and affiliates	15,136	(944)	11,636	(758)

	(in millions of yen)
	As of December 31, 2023		As of March 31, 2023
	Amount on balance sheet	Unrealized gains (losses)	Amount on balance sheet	Unrealized gains (losses)
Available-for-sale securities	11,491,687	262,473	10,871,284	208,580
Domestic equity securities	796,251	540,588	745,387	467,925
Domestic bonds	1,711,635	(53,022)	1,705,587	(40,984)
Other	8,983,801	(225,092)	8,420,308	(218,360)
Foreign equity securities	93	74	81	63
Foreign bonds	6,896,142	(268,231)	6,367,896	(334,590)
Other	2,087,564	43,065	2,052,330	116,165

Mitsubishi UFJ Financial Group, Inc.

4. ROE

MUFG Consolidated

	(%)
	For the nine months ended December 31, 2023	For the nine months ended December 31, 2022
ROE (MUFG basis) *1	9.99	2.88
ROE (JPX basis) *2	9.58	2.72

Note:

*1	ROE (MUFG basis) is computed as follows:

Profits attributable to owners of parent × 4 / 3	×	100

{(Total shareholders’ equity at the beginning of the period + Foreign currency translation adjustments at the beginning of the period) + (Total shareholders’ equity at the end of the period + Foreign currency translation adjustments at the end of the period)} / 2

*2	Japan Exchange Group

Mitsubishi UFJ Financial Group, Inc.

5. Average Interest Rate Spread

BK and TB Combined

	(percentage per annum)
(Domestic business segment)	For the nine months ended December 31, 2023	For the nine months ended December 31, 2022
Average interest rate on loans and bills discounted	0.78	0.73
Average interest rate on deposits and NCD	0.00	0.00
Interest rate spread	0.77	0.73

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted	0.80	0.76
Interest rate spread	0.80	0.76

BK Non-consolidated
	(percentage per annum)
(Domestic business segment)	For the nine months ended December 31, 2023	For the nine months ended December 31, 2022
Average interest rate on loans and bills discounted	0.78	0.74
Average interest rate on deposits and NCD	0.00	0.00
Interest rate spread	0.78	0.74

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted	0.80	0.76
Interest rate spread	0.80	0.76

TB Non-consolidated
	(percentage per annum)
(Domestic business segment)	For the nine months ended December 31, 2023	For the nine months ended December 31, 2022
Average interest rate on loans and bills discounted	0.55	0.37
Average interest rate on deposits and NCD	0.02	0.01
Interest rate spread	0.53	0.35

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted	0.70	0.74
Interest rate spread	0.68	0.73

Mitsubishi UFJ Financial Group, Inc.

6. Loans and Deposits

BK and TB Combined

	(in millions of yen)
	As of December 31, 2023	As of March 31, 2023
Deposits (ending balance)	204,837,530	203,348,641
Deposits (average balance)	208,424,026	200,346,332
Loans (ending balance)	103,581,454	99,399,851
Loans (average balance)	103,893,282	99,744,310

	(in millions of yen)
	As of December 31, 2023	As of March 31, 2023
Domestic deposits (ending balance)*	172,576,833	173,000,185
Individuals	93,249,553	90,854,622

Note:

* Amounts do not include negotiable certificates of deposit and JOM accounts.

BK Non-consolidated

	(in millions of yen)
	As of December 31, 2023	As of March 31, 2023
Deposits (ending balance)	192,529,501	192,272,289
Deposits (average balance)	196,482,235	189,034,788
Loans (ending balance)	101,234,988	97,127,749
Loans (average balance)	101,616,591	97,137,135

	(in millions of yen)
	As of December 31, 2023	As of March 31, 2023
Domestic deposits (ending balance)*	162,149,085	163,527,394
Individuals	87,261,661	84,718,547

Note:
* Amounts do not include negotiable certificates of deposit and JOM accounts.

TB Non-consolidated
	(in millions of yen)
	As of December 31, 2023	As of March 31, 2023
Deposits (ending balance)	12,308,029	11,076,351
Deposits (average balance)	11,941,791	11,311,544
Loans (ending balance)	2,346,466	2,272,102
Loans (average balance)	2,276,691	2,607,174

	(in millions of yen)
	As of December 31, 2023	As of March 31, 2023
Domestic deposits (ending balance)*	10,427,748	9,472,790
Individuals	5,987,892	6,136,075

Note:
* Amounts do not include negotiable certificates of deposit and JOM accounts.

Mitsubishi UFJ Financial Group, Inc.

7. Statements of Trust Assets and Liabilities

TB Non-consolidated

Including trust assets under service-shared co-trusteeship

(in millions of yen)	As of March 31, 2023	As of December 31, 2023
Assets:
Loans and bills discounted	1,277,875	1,118,916
Securities	70,547,100	74,326,693
Beneficiary rights to the trust	118,934,755	133,775,059
Securities held in custody accounts	2,933,178	3,725,993
Monetary claims	32,819,251	33,654,056
Tangible fixed assets	20,879,125	22,147,745
Intangible fixed assets	165,299	177,438
Other claims	3,189,442	3,229,992
Call loans	3,673,857	2,944,161
Due from banking account	10,620,708	8,887,765
Cash and due from banks	6,927,037	6,927,371

Total	271,967,632	290,915,192

Liabilities:
Money trusts	33,565,350	31,915,680
Pension trusts	12,233,123	12,192,967
Property formation benefit trusts	6,273	5,820
Investment trusts	122,338,610	137,094,266
Money entrusted other than money trusts	6,153,057	7,464,380
Securities trusts	5,361,672	6,198,706
Monetary claim trusts	28,813,961	29,451,982
Equipment trusts	166,695	208,589
Land and fixtures trusts	18,626	18,427
Composite trusts	63,310,260	66,364,372

Total	271,967,632	290,915,192

Note:	1.	The table shown above includes master trust assets under the service-shared co-trusteeship between TB and The Master Trust Bank of Japan, Ltd.
	2.	Trust assets and liabilities under a declaration of trust excluded from above table are 280,332 millions of yen as of March 31, 2023 and 296,784 millions of yen as of December 31, 2023, respectively.